                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 11 - K


(Mark One)

[X] Annual Report pursuant to section 15 (d) of the Securities and Exchange act of 1934 (fee required) for the fiscal year ended December 31, 1995 or

[ ] Annual Report pursuant to section 15 (d) of the Securities and Exchange Act of 1934 (no fee required) for the transition period from __________ to
     __________.


COMMISSION FILE NUMBER 0-9899




     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



                Medical Graphics Corporation 401(k) Savings Plan





     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



               Medical Graphics Corporation
               350 Oak Grove Parkway
               St. Paul, MN  55127-8599





Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              Medical Graphics Corporation 401(k) Savings Plan






Date   June 28, 1996          \s\   Eric W. Sivertson
    ---------------------     --------------------------------------------------
                              Eric W. Sivertson, President and Chief Executive
                                Officer (Principal Executive Officer)

                          MEDICAL GRAPHICS CORPORATION
                               401(k) SAVINGS PLAN





                          INDEX TO FINANCIAL STATEMENTS






                                                                            Page
                                                                            ----

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . 1

Statements of Net Assets Available for Plan Benefits . . . . . . . . . . . . . 2

Statement of Changes in Net Assets Available for Plan Benefits . . . . . . . . 3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . 5

Supplemental Schedules:


  Item 27(a)--Schedule of Assets Held for Investment Purposes. . . . . . . . . 8

  Item 27(d)--Schedule of Reportable Transactions. . . . . . . . . . . . . . .10

                         Report of Independent Auditors


Board of Directors
Medical Graphics Corporation
Medical Graphics Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Medical Graphics Corporation 401(k) Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             Ernst & Young LLP




Minneapolis, Minnesota
June 26, 1996

                Medical Graphics Corporation 401(k) Savings Plan

              Statements of Net Assets Available for Plan Benefits




                                                                      DECEMBER 31
                                                                  1995           1994
                                                            -------------------------
ASSETS
Cash and cash equivalents                                   $   17,327     $   20,799
Investments at fair value (NOTE 2):
  Common stocks                                              1,513,500      1,004,203
  Guaranteed interest accounts                                 536,600        461,279
  Pooled separate accounts                                     736,656        443,091
  Medical Graphics Corporation Common Stock                     22,249         24,481
  Participant loans (NOTE 4)                                    59,794         54,709
                                                            -------------------------
                                                             2,868,799      1,987,763

Contributions and other receivables                             16,384         20,290
                                                            -------------------------

Net assets available for plan benefits                      $2,902,510     $2,028,852
                                                            -------------------------
                                                            -------------------------


SEE ACCOMPANYING NOTES.

                Medical Graphics Corporation 401(k) Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits


                          Year ended December 31, 1995

                                                              COMMON                       ------------------------
                                                              STOCKS -
                                                                KOPP                                        INTER-
                                                            INVESTMENT      GUARANTEED         U.S.        NATIONAL
                                                             PORTFOLIO      INTEREST          STOCKS        STOCKS
                                                            -------------------------------------------------------

Net assets available for plan benefits                      $1,030,745       $467,064       $344,484        $38,362
  at January 1, 1995


Additions:
  Contributions from employer                                   29,854         19,565         11,195          8,999
  Employee contributions                                       115,002        101,365         57,827         38,733
  Rollover contributions                                         4,730          8,132              -              -
  Loan payments                                                  6,761          8,164          2,150            692
  Net investment income (loss)                                 391,974         32,069        117,043          9,256
  Forfeitures                                                    3,727          3,436          1,439            656
                                                            -------------------------------------------------------
                                                               552,048        172,731        189,654         58,336
Deductions:
  New loans                                                    (13,554)       (17,397)        (2,976)             -
  Benefit payments                                             (34,130)       (49,941)        (9,743)        (2,396)
  Administrative and loan expenses                                   -           (651)          (421)           (42)
                                                            -------------------------------------------------------

                                                               (47,684)       (67,989)       (13,140)        (2,438)

Investment transfers                                           (12,674)         2,773        (28,361)       (16,230)
                                                            -------------------------------------------------------

Net additions (deductions)                                     491,690        107,515        148,153         39,668
                                                            -------------------------------------------------------

Net assets available for plan benefits
  at December 31, 1995                                      $1,522,435       $574,579       $492,637        $78,030
                                                            -------------------------------------------------------
                                                            -------------------------------------------------------



SEE ACCOMPANYING NOTES.


POOLED SEPARATE ACCOUNTS
- -------------------------------------------------------       MEDICAL
  BOND                                                       GRAPHICS
EMPHASIS                                                   CORPORATION
BALANCED            MONEY          STOCK       BOND AND       COMMON     PARTICIPANT
 ACCOUNT           MARKET          INDEX       MORTGAGE        STOCK        LOANS            TOTAL
- ----------------------------------------------------------------------------------------------------

   $28,925        $27,254        $10,795         $1,095        $25,419        $54,709     $2,028,852



     1,933          1,316            593              -          1,118              -         74,573
     7,133          6,810          2,109             65          4,020              -        333,064
     4,731              -              -              -              -              -         17,593
       446            189              -              -            110        (14,749)         3,763
     6,641          3,681          3,813            120         (3,075)             -        561,522
       174            898            193              -             49              -         10,572
- ----------------------------------------------------------------------------------------------------
    21,058         12,894          6,708            185          2,222        (14,749)     1,001,087

         -           (974)             -              -              -         34,901              -
    (3,982)       (10,942)             -              -            (61)       (15,067)      (126,262)
       (15)           (35)            (2)            (1)             -              -         (1,167)
- ----------------------------------------------------------------------------------------------------
    (3,997)       (11,951)            (2)            (1)           (61)        19,834       (127,429)

     5,422         58,516         (3,895)          (576)        (4,975)             -              -
- ----------------------------------------------------------------------------------------------------

    22,483         59,459          2,811           (392)        (2,814)         5,085        873,658
- ----------------------------------------------------------------------------------------------------

   $51,408        $86,713        $13,606          $ 703        $22,605        $59,794     $2,902,510
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

                Medical Graphics Corporation 401(k) Savings Plan

                          Notes to Financial Statements

                          Year ended December 31, 1995

1. PLAN DESCRIPTION

GENERAL

The Medical Graphics Corporation 401(k) Savings Plan (the Plan) was established on October 1, 1986 and was subsequently restated on January 1, 1989 and July 1, 1991. The Plan is a contributory defined contribution plan covering substantially all employees of Medical Graphics Corporation (the Company).

Each employee who elects to become a member of the Plan may authorize a deduction of up to 17% of their gross earnings as contributions to the Plan. The participant has the option of having the funds invested in equity, short-term investment funds or a combination thereof. The Company matches 25% of the employee contributions up to 6% of the employee's gross earnings.

Contributions are credited to the individual accounts of the participants. Employee contributions are 100% vested at all times. Discretionary and employer-matching contributions become 100% vested after five years of service, with staggered vesting percentages prior to that time.

Information about the Plan Agreement, including vesting provisions, is contained in the MEDICAL GRAPHICS CORPORATION 401(K) SAVINGS PLAN DESCRIPTION, which can be obtained from the Company.

ADMINISTRATION

The Plan is sponsored and administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Administrative expenses are taken out of the assets of the Plan and allocated to the participants' accounts.

                Medical Graphics Corporation 401(k) Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION

Investments are stated at current market value. Brokers' commissions incurred upon the purchase of securities are included in the cost of the securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the year.

Securities transactions are recognized on the trade date (date the order to buy or sell is executed). Dividend income is recognized on the ex-dividend date and interest income is accrued as earned. The cost of securities sold is determined using the average cost method.

Cash and cash equivalents consist primarily of deposits in short-term investment funds.


3. INVESTMENTS


The Plan's investments are held by its trustees. The current value of individual investments that represent 5% or more of plan assets is as follows:


                                                       DECEMBER 31
                                                   1995           1994
                                               -----------------------

Principal Mutual Life Insurance Co.:
  Guaranteed Interest Account                  $536,600       $461,279
  U.S. Stock Account                            490,166        340,847
Picturetel Corp. common stock                   172,500         48,000
Tellabs Inc. common stock                       111,000        111,500
Stratacom Inc. common stock                      36,750        105,000

                Medical Graphics Corporation 401(k) Savings Plan

4. LOANS TO PARTICIPANTS

Under the Plan Agreement, a participant may borrow a portion of his or her vested benefits from the Plan. The number of outstanding loans per participant is limited to one. Loan amounts are limited to the lesser of:


     a) $50,000, reduced by the highest outstanding loan balance of loans during the one-year period ending on the day before the new loan is made; or

     b)   The greater of 1) or 2), reduced by 3) below:

          1)   1/2 of the Participant's Vested Account
          2)   $10,000
          3)   Any outstanding loan balance on the date the new loan is made and are collateralized by the Participant's Vested Account.

As of December 31, 1995, $59,794 of loans are outstanding bearing interest ranging from 7.00% to 8.75% annually and payable from 2 1/2 to 5 years.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts will be 100% vested.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws.

The most recent determination by the Internal Revenue Service that the Plan is a qualified plan under the Internal Revenue Code is dated July 27, 1993. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                      Schedule 1



                Medical Graphics Corporation 401(k) Savings Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1995


  NAME OF ISSUER, BORROWER               DESCRIPTION OF        CURRENT
      OR SIMILAR PARTY                     INVESTMENT            COST         VALUE
- -------------------------------------------------------------------------------------

KOPP Investment Portfolio:
  Common stocks:
    3 Com Corporation                      2,500 shares      $  36,761     $  116,563
    ADC Telecommunications                 2,000 shares         26,308         73,000
    Aseco Corp.                            1,000 shares         15,205         16,500
    BBN Corp.                              2,500 shares         34,388        102,813
    Cincinnati Microwave                   2,500 shares         18,832         11,250
    Computer Network Tech Corp.            4,000 shares         27,280         18,000
    Cornerstone Imaging Inc.               2,500 shares         39,262         36,250
    DSC Communications                     2,000 shares          4,810         73,750
    Dallas Semiconductor                   2,000 shares         30,660         41,500
    Digital Microwave Corp.                2,500 shares         21,737         25,000
    EMPI Inc.                              3,400 shares         36,633         86,700
    FTP Software Inc.                      1,200 shares         32,046         34,800
    Global Village Comm.                     700 shares         15,281         13,562
    Integrated Micro Prods PLC
      Spons ADR                             1500 shares         22,620         27,750
    Itron Inc.                             2,000 shares         52,660         67,500
    Level One Communications Inc.          2,500 shares         37,952         45,000
    Network Equipment                      2,000 shares         16,640         54,750
      Technologies
    Norand Corp.                           2,000 shares         52,796         23,500
    Octel Communications                   1,500 shares         35,620         48,375
    Picturetel Corp.                       4,000 shares         35,949        172,500
    Stac Inc.                              3,000 shares         29,460         43,125
    Stanford Telecommunications            1,500 shares         30,495         33,375
    Stratacom Inc.                           500 shares          4,431         36,750
    Summa Four Inc.                        3,000 shares         60,365         40,125
    Techne Corp.                           1,000 shares         10,820         20,125
    Telco Systems Inc.                     2,000 shares         16,515         21,250
    Tellabs Inc.                           3,000 shares         10,932        111,000
    Verifone Inc.                          1,500 shares         36,120         42,937
    Vitesse Semiconductor                  4,000 shares         47,411         51,000
    Xircom                                 2,000 shares         37,435         24,750
                                                            -------------------------
                                                               877,424      1,513,500

                                                                      Schedule 1


                Medical Graphics Corporation 401(k) Savings Plan

     Item 27(a)--Schedule of Assets Held for Investment Purposes (continued)




 NAME OF ISSUER, BORROWER     DESCRIPTION OF
     OR SIMILAR PARTY           INVESTMENT                     COST        FAIR VALUE
- -------------------------------------------------------------------------------------

The Principal Mutual Life
  Insurance Co.:
    Guaranteed interest       Trustee's general
                                account invested
                                mostly in private
                                placement bonds and
                                commercial and
                                residential mortgages       $  536,600     $  536,600
    Pooled separate account:
      U.S. stocks             Investments in U.S.
                                securities, mainly             348,833        490,166
                                common stocks
      International stocks    Investments in common
                                stock of corporations
                                located outside of U.S.         70,070         76,597
      Bond emphasis balanced  Investments in other
        account                 separate accounts of            44,777         50,576
                                the trustee
      Money market            Investments in money
                                market instruments             100,896        105,091
      Stock index             Investments in the
                                common stock of firms
                                included in the
                                Standards & Poor's 500           9,871         13,523
                                Stock Index
      Bond and mortgage       Investments in
                                intermediate-term
                                fixed-income loans                 594            703
                                                         ----------------------------
                                                             1,111,641      1,273,256
Participant Loans             Interest from 7.00% to
                                8.75%, maturing from                 -         59,794
                                1996 to 2000
Corporate Stock:
  Medical Graphics
    Corporation*              4,394 shares                      11,147         22,249
                                                         ----------------------------

Total investments held                                      $2,000,212     $2,868,799
                                                         ----------------------------
                                                         ----------------------------


*Indicates party-in-interest to the Plan.

                Medical Graphics Corporation 401(k) Savings Plan

                 Item 27(d)--Schedule of Reportable Transactions

                          Year ended December 31, 1995


CATEGORY (I) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS


                                                                                                          CURRENT
                                                                                                          VALUE ON
IDENTITY OF PARTY        DESCRIPTION OF                       PURCHASE        SELLING        COST OF    TRANSACTION       NET GAIN
     INVOLVED             TRANSACTION                           PRICE          PRICE          ASSET         DATE          OR (LOSS)

The Principal Mutual     Sale of investments
  Life Insurance           in Guaranteed
  Company                  Interest Account                                  $109,012                      $109,012              -



CATEGORY (III) - SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                                                                                                          CURRENT
                                                                                                          VALUE ON
                                                                                                           ASSET
 IDENTITY OF PARTY       DESCRIPTION OF                       PURCHASE        SELLING        COST OF    TRANSACTION       NET GAIN
     INVOLVED             TRANSACTION                           PRICE          PRICE          ASSET         DATE          OR (LOSS)

The Principal Mutual     Guaranteed Interest
  Life Insurance         Account--75 transactions             $230,323              -       $230,323       $230,323              -
  Company
                         Guaranteed Interest
                           Account--48 transactions                          $186,881        186,881        186,881              -
                         U.S. Stocks (Pooled Separate
                           Account)--74 transactions            89,102              -         89,102         89,102              -
                         U.S. Stocks (Pooled
                           Separate Account)--
                           32 transactions                                     57,113         57,113         57,113              -
                         Money Market (Pooled
                           Separate Account)--
                           67 transactions                      99,435              -         99,435         99,435              -
                         Money Market (Pooled
                           Separate Account)--
                           25 transactions                                     23,343         23,343         23,343              -

There were no category (ii) and (iv) reportable transactions for 1995.